UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 2, 2020

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis resolves legacy litigation matters, finalizing settlement of speaker program litigation with Government in the US and positioning company for the future by fully scaling its next-generation digital engagement technologies

●	Company finalizes USD 678 million settlement relating to suit challenging speaker programs and other promotional events conducted from 2002 through 2011 in the US as well as USD 51.25 million related to the company’s support of certain independent charitable co-pay foundations from 2010 to 2014
●	As part of these settlements, Novartis has agreed to new corporate integrity obligations in the US through 2025
●	Novartis embarks on new approach to meet the educational needs of physicians by setting new standard through digitally enabled education programs to support better outcomes for patients

Basel, July 2, 2020 – Novartis has finalized its previously disclosed agreement with the US Attorney’s Office for the Southern District of New York, the New York State Attorney General, and relator Oswald Bilotta resolving a civil suit challenging speaker programs and other promotional events conducted from 2002 through 2011 by Novartis Pharmaceuticals Corporation in the US. As part of this settlement, Novartis will pay USD 678 million and has agreed to new corporate integrity obligations with the Office of Inspector General (OIG) of the US Department of Health & Human Services that will change how the company delivers peer-to-peer programs in the US. As it has done over the past several years, Novartis will continue to evolve its approach to peer-to-peer medical education. The company fully provisioned for this settlement in July 2019.

Novartis expects that its new initiatives will resonate more with the way people learn in the digital era. Consistent with its already substantial efforts to fully scale its next-generation digital engagement technologies, Novartis will transition its physician education programs predominantly to digital formats, and use paid external physicians only in limited circumstances. The use of digital tools will allow Novartis to offer rich and interactive content, in some cases including peer-to-peer instruction, which physicians can engage with at their convenience.

Vas Narasimhan, CEO of Novartis, said: “Today’s settlements are consistent with Novartis commitment to resolve and learn from legacy compliance matters. We are a different company today—with new leadership, a stronger culture, and a more comprehensive commitment to ethics embedded at the heart of our company. I have been clear that I never want us to achieve commercial success at the expense of our values—our values must always come first and are the foundation of everything we do. With these agreements we mark an important milestone on our journey to build trust with society as we continue reimagining medicine to improve and extend lives all around the world.”

While Novartis is moving away from the traditional speaker program model in the US, peer-to-peer medical education remains an important aspect of the Company’s educational objectives as it helps physicians keep pace with medical innovation and make prescription decisions in the best interest of patients. Since 2011, Novartis has enhanced its peer-to-peer medical education programs to meet the evolving expectations of the industry and stakeholders around the world. Going forward, Novartis will set the standard by embracing new, digitally enabled education programs that will support better outcomes for patients.

Novartis will transform its sponsored peer-to-peer medical education in the US by:

●	Transitioning predominantly to digital/virtual formats;
●	Significantly limiting the instances in which it pays external healthcare professionals (HCPs) to deliver education; and
●	Taking additional steps to comprehensively foster compliance, including eliminating the use of restaurants as venues.

In addition, Novartis has finalized its previously disclosed agreement with the US Department of Justice and the US Attorney’s Office for the District of Massachusetts to resolve an investigation related to the company’s support of certain independent charitable co-pay foundations (ICCFs) from 2010 to 2014. As part of this settlement, Novartis will pay USD 51.25 million and has agreed to additional corporate integrity obligations with OIG to further enhance its controls relating to its interactions with ICCFs. The company provisioned for this settlement.

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “continues,” “positioning,” “for the future,” “next generation,” “embarks,” “will,” “continue to evolve,” “expects,” “efforts,” “commitment,” “expectations,” “committed,” “working,” “going forward,” “further enhance,” “potential,” “transitioning,” “taking additional steps,” or similar terms, or by express or implied discussions regarding future changes to Novartis sponsored peer-to-peer medical education in the US, and regarding agreements by Novartis to additional corporate integrity obligations with the Office of Inspector General of the US Department of Health & Human Services. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the future changes to Novartis sponsored peer-to-peer medical education in the US will be successfully implemented in any particular time frame, or at all, or achieve any or all of their intended goals and benefits. Neither can there be any guarantee that we will successfully implement or comply with the additional corporate integrity obligations agreed to with the OIG. Nor can there be any guarantee regarding the reactions of healthcare professionals, customers, strategic partners and other stakeholders to the future changes to Novartis sponsored peer-to-peer medical education in the US or the additional corporate integrity obligations. In particular, our expectations regarding such future changes to Novartis sponsored peer-to-peer medical education in the US and additional corporate integrity obligations could be affected by, among other things, potential adverse reactions to the planned changes to Novartis sponsored peer-to-peer medical education in the US and additional corporate integrity obligations by healthcare professionals, customers, strategic partners or other stakeholders; the potential that the benefits expected from the planned changes to Novartis sponsored peer-to-peer medical education in the US may not be realized or may take longer to realize than expected; potential or actual failures to comply with the additional corporate integrity obligations; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 145 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

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Novartis Media Relations
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Sreejit Mohan Novartis External Communications +41 79 747 9157 (mobile) sreejit.mohan@novartis.com	Eric Althoff Novartis US External Communications +1 646 438 4335 eric.althoff@novartis.com

Novartis Investor Relations
Central investor relations line: +41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Sloan Simpson	+1 862 778 5052
Thomas Hungerbuehler Isabella Zinck	+41 61 324 8425 +41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 2, 2020	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting